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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GULF ISLAND FABRICATION, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

402307102 (CUSIP Number)

February 1, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 402307102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Gulf Deepwater Fabricators, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Texas

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power

-0-
6. Shared Voting Power

1,589,067
7. Sole Dispositive Power

-0-
8. Shared Dispositive Power

1,589,067

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,589,067
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

11.4%
12.	Type of Reporting Person (See Instructions)

CO

Page 2 of 9 pages

CUSIP No. 402307102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Gulf Deepwater Yards, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power

-0-
6. Shared Voting Power

1,589,067
7. Sole Dispositive Power

-0-
8. Shared Dispositive Power

1,589,067

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,589,067
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

11.4%
12.	Type of Reporting Person (See Instructions)

CO

Page 3 of 9 pages

CUSIP No. 402307102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Technip-Coflexip USA Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power

-0-
6. Shared Voting Power

1,589,067
7. Sole Dispositive Power

-0-
8. Shared Dispositive Power

1,589,067

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,589,067
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

11.4%
12.	Type of Reporting Person (See Instructions)

CO

Page 4 of 9 pages

Item 1.	(a)	Name of Issuer

Gulf Island Fabrication, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

583 Thompson Road
Houma, Louisiana 70363

Item 2.	(a)	Name of Persons Filing

Gulf Deepwater Fabricators, Inc.

Gulf Deepwater Yards, Inc.

Technip-Coflexip USA Holdings, Inc.

	(b)	Address of Principal Business Office or, if none, Residence

11700 Old Katy Road, Suite 150
Houston, TX 77079

	(c)	Citizenship

Gulf Deepwater Fabricators, Inc. is a Texas corporation

Gulf Deepwater Yards, Inc. is a Delaware corporation

Technip-Coflexip USA Holdings, Inc. is a Delaware corporation

	(d)	Title of Class of Securities

Common Stock, no par value

	(e)	CUSIP Number

402307102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240. 13d-1(b)(1)(ii)(J).

Page 5 of 9 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

	Gulf Deepwater Fabricators, Inc.	- 1,589,067

	Gulf Deepwater Yards, Inc.	- 1,589,067

	Technip-Coflexip USA Holdings, Inc.	- 1,589,067

(b)	Percent of class:

	Gulf Deepwater Fabricators, Inc.	- 11.4%

	Gulf Deepwater Yards, Inc.	- 11.4%

	Technip-Coflexip USA Holdings, Inc.	- 11.4%

The calculation of the percentage ownership of the Company’s common stock is based on 13,907,888 shares outstanding on April 28, 2006 as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

		Gulf Deepwater Fabricators, Inc.	- -0-

		Gulf Deepwater Yards, Inc.	- -0-

		Technip-Coflexip USA Holdings, Inc.	- -0-

	(ii)	Shared power to vote or to direct the vote:

		Gulf Deepwater Fabricators, Inc.	- 1,589,067

		Gulf Deepwater Yards, Inc.	- 1,589,067

		Technip-Coflexip USA Holdings, Inc.	- 1,589,067

	(iii)	Sole power to dispose or to direct the disposition of:

		Gulf Deepwater Fabricators, Inc.	- -0-

		Gulf Deepwater Yards, Inc.	- -0-

		Technip-Coflexip USA Holdings, Inc.	- -0-

	(iv)	Shared power to dispose or to direct the disposition of:

		Gulf Deepwater Fabricators, Inc.	- 1,589,067

		Gulf Deepwater Yards, Inc.	- 1,589,067

		Technip-Coflexip USA Holdings, Inc.	- 1,589,067

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See attached Exhibit 99.1.

Item 8.	Identification and Classification of Members of the Group

Not Applicable. See attached Exhibits 99.1 and 99.2.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

(a)	Not Applicable.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows]

Page 6 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Gulf Deepwater Fabricators, Inc.

By:	/s/ Malachy Finnen
Name:	Malachy Finnen
Title:	Secretary

Date:	September 18, 2006

Gulf Deepwater Yards, Inc.

By:	/s/ Malachy Finnen
Name:	Malachy Finnen
Title:	Secretary

Date:	September 18, 2006

Technip-Coflexip USA Holdings, Inc.

By:	/s/ Stuart Bannerman
Name:	Stuart Bannerman
Title:	CFO

Date:	September 18, 2006

Page 7 of 9 pages

Exhibit 99.1

Pursuant to the instructions in Item 7 of Schedule 13G, Aransas Partners, a partnership between Gulf Deepwater Fabricators, Inc., a Texas corporation, and Gulf Deepwater Yards, Inc., a Delaware corporation, is the direct beneficial owner of 1,589,067 shares or 11.4% of the outstanding common stock of Gulf Island Fabrication, Inc. Gulf Deepwater Fabricators, Inc., and Gulf Deepwater Yards, Inc., the sole partners of Aransas Partners, are wholly-owned subsidiaries of Technip-Coflexip USA Holdings, Inc.

Page 8 of 9 pages

Exhibit 99.2

AGREEMENT FOR JOINT FILING PURSUANT TO RULE

13d-1(k)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pursuant to 17 CFR 240.13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned, by their respective signatures affixed hereto, do hereby agree in writing that this Schedule 13G be and is filed on behalf of each of them. The undersigned further recognize that each of them is responsible for the timely filing of this Schedule 13G and any amendments hereto, and for the completeness and accuracy of any information concerning them contained herein.

Gulf Deepwater Fabricators, Inc.

By:	/s/ Malachy Finnen
Name:	Malachy Finnen
Title:	Secretary

Date:	September 18, 2006

Gulf Deepwater Yards, Inc.

By:	/s/ Malachy Finnen
Name:	Malachy Finnen
Title:	Secretary

Date:	September 18, 2006

Technip-Coflexip USA Holdings, Inc.

By:	/s/ Stuart Bannerman
Name:	Stuart Bannerman
Title:	CFO

Date:	September 18, 2006

Page 9 of 9 pages